# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: MeiraGTx Holdings plc, CIK 0001735438
CUSIP: G59665102
Title of class of securities: Ordinary Shares, $0.00003881 par value per share
Address of issuer's principal executive offices: 655 Third Avenue, Suite 1115, New York, New York (NY), 10017
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001193125-23-143718
Filed by CIK 0001617201

## Reporting persons
- Prosight Management, LP: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 3,209,788; sole dispositive power 0; shared dispositive power 3,209,788; aggregate amount beneficially owned 3,209,788 (4% of the class)
  Comment: The figure in Item 11 is based upon 80,490,889 Ordinary Shares, $0.00003881 par value per share ("Ordinary Shares") of MeiraGTx Holdings plc (the "Issuer") outstanding as of October 28, 2025, as disclosed in the Issuer's quarterly report on Form 10-Q for the quarterly period ended September 30, 2025, filed with the U.S. Securities and Exchange Commission (the "SEC") on November 13, 2025.
- Prosight Fund, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 152,317; sole dispositive power 0; shared dispositive power 152,317; aggregate amount beneficially owned 152,317 (0.2% of the class)
  Comment: The figure in Item 11 is based upon 80,490,889 Ordinary Shares of the Issuer outstanding as of October 28, 2025, as disclosed in the Issuer's quarterly report on Form 10-Q for the quarterly period ended September 30, 2025, filed with the SEC on November 13, 2025.
- Prosight Plus Fund, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 700,205; sole dispositive power 0; shared dispositive power 700,205; aggregate amount beneficially owned 700,205 (0.9% of the class)
  Comment: The figure in Item 11 is based upon 80,490,889 Ordinary Shares of the Issuer outstanding as of October 28, 2025, as disclosed in the Issuer's quarterly report on Form 10-Q for the quarterly period ended September 30, 2025, filed with the SEC on November 13, 2025.
- Prosight Partners, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 3,209,788; sole dispositive power 0; shared dispositive power 3,209,788; aggregate amount beneficially owned 3,209,788 (4% of the class)
  Comment: The figure in Item 11 is based upon 80,490,889 Ordinary Shares of the Issuer outstanding as of October 28, 2025, as disclosed in the Issuer's quarterly report on Form 10-Q for the quarterly period ended September 30, 2025, filed with the SEC on November 13, 2025.
- W. Lawrence Hawkins: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 2,000; shared voting power 3,209,788; sole dispositive power 2,000; shared dispositive power 3,209,788; aggregate amount beneficially owned 3,211,788 (4% of the class)
  Comment: The figure in Item 11 is based upon 80,490,889 Ordinary Shares of the Issuer outstanding as of October 28, 2025, as disclosed in the Issuer's quarterly report on Form 10-Q for the quarterly period ended September 30, 2025, filed with the SEC on November 13, 2025.

## Item 1. Issuer
Name of issuer: MeiraGTx Holdings plc
Address of issuer's principal executive offices: 655 Third Avenue Suite 1115 New York, NY, 10017

## Item 2. Person Filing
Name of person filing:
This statement is jointly filed by and on behalf of each of Prosight Management, LP, a Delaware limited partnership ("Prosight Management"), Prosight Fund, LP, a Delaware limited partnership ("Prosight Fund"), Prosight Plus Fund, LP, a Delaware limited partnership ("Prosight Plus Fund"), Prosight Partners, LLC, a Delaware limited liability company ("Prosight Partners"), and W. Lawrence Hawkins (collectively referred herein as the "Reporting Persons"). Prosight Management is the general partner and investment manager of, and may be deemed to indirectly beneficially own securities owned by, Prosight Fund and Prosight Plus Fund. Prosight Management is a sub-advisor for certain separate managed accounts (collectively, the "Managed Accounts") and may be deemed to indirectly beneficially own securities owned by the Managed Accounts. Prosight Partners is the general partner of, and may be deemed to beneficially own, securities beneficially owned by Prosight Management. Mr. Hawkins is the sole manager of, and may be deemed to beneficially own securities beneficially owned by, Prosight Partners. Prosight Fund, Prosight Plus Fund, the Managed Accounts, and Mr. Hawkins are the record and direct beneficial owner of the securities of the Issuer covered by this statement. Prosight Fund disclaims beneficial ownership of the securities of the Issuer held by each of the Managed Accounts, Prosight Plus Fund, and Mr. Hawkins. Prosight Plus Fund disclaims beneficial ownership of the securities of the Issuer held by each of the Managed Accounts, Prosight Fund, and Mr. Hawkins. Mr. Hawkins disclaims beneficial ownership of the securities of the Issuer held by each of the Managed Accounts, Prosight Fund, and Prosight Plus Fund.

Each Reporting Person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any securities covered by this statement.

Each Reporting Person may be deemed to be a member of a group with respect to the Issuer or securities of the Issuer for the purpose of Section 13(d) or 13(g) of the Act. Each of the Reporting Persons declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purpose of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act together with any other person) as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of the Issuer or otherwise with respect to the Issuer or any securities of the Issuer or (ii) a member of any group with respect to the Issuer or any securities of the Issuer.
Address of principal business office or, if none, residence: The address of the principal business office of each of the Reporting Persons is c/o Prosight Management, LP, 5956 Sherry Lane, Suite 1365, Dallas, Texas 75225.
Citizenship: See Item 4 on the cover page(s) hereto.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See Item 9 on the cover pages hereto.
Percent of class: See Item 11 on the cover pages hereto.
Sole power to vote or to direct the vote: See Item 5 on the cover pages hereto.
Shared power to vote or to direct the vote: See Item 6 on the cover pages hereto.
Sole power to dispose or to direct the disposition: See Item 7 on the cover pages hereto.
Shared power to dispose or to direct the disposition: See Item 8 on the cover pages hereto.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Joint Filing Agreement (incorporated herein by reference to Exhibit 99.1 to the Schedule 13G filed on May 15, 2023, by the Reporting Persons with the SEC).

## Signatures
- Prosight Management, LP: Prosight Partners, LLC, General Partner (02/13/2026)
- Prosight Management, LP: /s/ W. Lawrence Hawkins, Sole Manager of the General Partner (02/13/2026)
- Prosight Fund, LP: Prosight Management, LP, General Partner (02/13/2026)
- Prosight Fund, LP: Prosight Partners, LLC, Sole Manager of the General Partner (02/13/2026)
- Prosight Fund, LP: /s/ W. Lawrence Hawkins, Sole Manager of the General Partner of the General Partner (02/13/2026)
- Prosight Plus Fund, LP: Prosight Management, LP, General Partner (02/13/2026)
- Prosight Plus Fund, LP: Prosight Partners, LLC, General Partner of the General Partner (02/13/2026)
- Prosight Plus Fund, LP: /s/ W. Lawrence Hawkins, Sole Manager of the General Partner of the General Partner (02/13/2026)
- Prosight Partners, LLC: /s/ W. Lawrence Hawkins, Sole Manager (02/13/2026)
- W. Lawrence Hawkins: /s/ W. Lawrence Hawkins, W. Lawrence Hawkins (02/13/2026)